Exhibit 12.1

CDRV INVESTORS, INC.
Computation of Earnings to Fixed Charges
(Dollars in millions)

	Successor			Predecessor

	Year Ended		April 7 -	January 1-	Year Ended
	December 31,		December 31,	April 6,	December 31
	2006	2005	2004	2004	2003	2002
Income before income taxes and cumulative effect of a change in accounting principle and equity method earnings	$78.6	$42.4	$53.7	$35.7	$110.7	$73.5
Add: Equity method earnings	0.5	0.5	0.4	0.1	0.6	0.5
Add: Fixed charges	127.5	117.8	61.0	8.8	35.9	52.4
Earnings, as defined	$206.6	$160.7	$115.1	$44.6	$147.2	$126.4
Fixed Charges:
Interest expense	$117.1	$106.7	$52.7	$5.8	$26.1	$41.8
One-third rental expense	10.4	11.1	8.3	3.0	9.8	10.6
Total Fixed Charges	$127.5	$117.8	$61.0	$8.8	$35.9	$52.4
Ratio of Earnings to Fixed Charges	1.6	1.4	1.9	5.1	4.1	2.4